Exhibit (a)(4)
Offer Commenced July 27, 2010 to Exercise on Enhanced Terms up to 25,300,000 of its
Outstanding Public Warrants

by

NAVIOS MARITIME ACQUISITION CORPORATION:

(i) at a Reduced Exercise Price of $5.65 Per Public Warrant for One Share of Common Stock, and
(ii) on a Cashless Basis, at a Rate of 4.25 Public Warrants for One Share of Common Stock

THE PERIOD FOR THE EXERCISE OF PUBLIC WARRANTS ON ENHANCED TERMS, AND THE RIGHT TO RESCIND WARRANT EXERCISES MADE ON THE ENHANCED TERMS, WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 23, 2010, UNLESS THE EXERCISE PERIOD IS EXTENDED.

Revised as of August 12, 2010
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration are the Offer Letter, revised as of August 12, 2010 (the “Offer Letter”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”), in connection with the offer commenced July 27, 2010 by Navios Maritime Acquisition Corporation, a Marshall Islands corporation (the “Company”), to the holders of the Company’s 25,300,000 publicly traded warrants (issued in the initial public offering of the Company) (the “Public Warrants”) for shares of common stock, par value $.0001 per share (the “Common Stock”), pursuant to which such holders will have the opportunity to exercise the Public Warrants as follows:

•	at a reduced exercise price of $5.65 rather than $7.00, per share (Option 1); and/or

•	on a cashless basis, at a rate of 4.25 Public Warrants for one share of Common Stock (Option 2).

No fractional shares will be issued.  If holders elect to exercise Public Warrants and such exercise results in a fractional share of Common Stock to be issued, the exercising Warrant holder will receive cash in an amount equal to the market value of such fractional share based on the closing price of the Common Stock on the day immediately preceding the Expiration Date.

UNEXERCISED WARRANTS SHALL EXPIRE IN ACCORDANCE WITH THEIR TERMS ON JUNE 25, 2013, UNLESS REDEEMED EARLIER.

IT IS THE COMPANY’S CURRENT INTENTION NOT TO CONDUCT ANOTHER OFFER DESIGNED TO INDUCE THE EARLY EXERCISE OF THE PUBLIC WARRANTS.

Enclosed with this letter are copies of the following documents:

1. Offer Letter, revised as of August 12, 2010;

2. Letter of Transmittal, for your use in accepting the offer, exercising Public Warrants, and for the information of your clients;

3. Notice of Guaranteed Delivery with respect to Public Warrants, to be used to accept the offer in the event you are unable to deliver the Public Warrant certificates, together with all other required documents, to the depositary, Continental Stock Transfer & Trust Company (the “Depository”) before the Expiration Date (as defined in the Offer Letter), or if the procedure for book-entry transfer cannot be completed before the Expiration Date; and

4. Form of letter that may be sent to your clients for whose accounts you hold Public Warrants registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the offer.

Certain conditions to the offer are described in Sections 1 through 4 of the Offer Letter.

By exercising Public Warrants in connection with the offer, the holders of such Public Warrant will be deemed to consent to amendments to the terms of other outstanding private warrants as described in Section 8 of the Offer Letter.

We urge you to contact your clients promptly.  Please note that the offer and rescission rights will expire at 11:59 p.m., New York City time, on August 23, 2010, unless the offer is extended; provided, however, if the exercise of the Public Warrants is not accepted by the Company within 40 business days of the commencement of the Offer, then such exercise of the Public Warrants may be rescinded.

Under no circumstances will interest be paid on the exercise price of the Public Warrants regardless of any extension of, or amendment to, the offer or any delay in exercising such Public Warrants after the expiration date.

Other than described herein, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, as described in the Offer Letter) in connection with the solicitation of exercises of Public Warrants pursuant to the offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed offer materials to your clients.

In connection with the Offer, the Company is soliciting the consent of the Public Warrant holders to amend the terms of 6,325,000 Private Warrants (as defined in the Offer Letter) to permit the immediate exercise of such Private Warrants on the terms of the Offer and to permit Navios Maritime Holdings Inc. (“Navios Holdings”), an affiliate of the Company, and Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, to exercise at $5.65 per share in cash for up to 10 calendar days after the final expiration of the Offer; provided, that, if the tenth day falls on a non-business day, the period would be extended to the next business day. The Private Warrants were issued in private placements prior to the Company’s initial public offering. Although the Private Warrants and the Public Warrants have certain terms in common, such as exercise price and expiration date, there are important differences between them, including, that (i) the shares of Common Stock issued upon exercise of such Private Warrants will be restricted pursuant to Rule 144 under the Securities Act, (ii) an aggregate of 6,325,000 of such Private Warrants may not be exercised until the last sale price of the Company’s Common Stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the Company’s initial business combination, (iii) the Private Warrants can be exercised on a cashless basis, while the Public Warrants may not be cashlessly exercised (other than during the Offer Period), and (iv) the Private Warrants cannot be called for redemption, while the Public Warrants can be called only if the trading price of the Common Stock reaches certain levels.

Questions regarding the offer may be directed to Morrow and Co., LLC, as Information Agent, at 470 West Avenue, Stamford, CT 06902 (telephone number: (203) 658-9400), or to Continental Stock Transfer & Trust Company, as Depositary, at 17 Battery Place, 8th Floor, New York, New York 10004 (telephone number: 212-509-4000, Ext. 536).

Very truly yours,

Navios Maritime Acquisition Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, or any affiliate of any of them or authorize you or any other person affiliated with you to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

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